Exhibit 99.1

Concordia Healthcare Provides Corporate Update

OAKVILLE, ON – January 11, 2016 – Concordia Healthcare Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR), an international pharmaceutical company focused on legacy pharmaceutical products and orphan drugs, announced today a number of corporate developments.

Change of CFO at Concordia’s subsidiary, Amdipharm Mercury Limited (AMCo)

Adeel Ahmad, previously Concordia’s Vice President of Finance, has been promoted to Chief Financial Officer of AMCo. Concordia acquired AMCo in October 2015. Mr. Ahmad replaces Peter Van Tiggelen, who served as AMCo’s CFO from September 2013 to January 2016.

“We’d like to thank Peter for helping us work through the initial integration of the two businesses,” said Mark Thompson, Concordia’s Chairman and Chief Executive Officer. “Moving ahead, we believe Adeel’s deep knowledge of Concordia’s North American operations, and the pharmaceutical sector in general, will help us maximize the international opportunity ahead of us as a result of the AMCo acquisition, and the integration of the two businesses.”

Concordia launches Leuprorelin in UK

Concordia also announced today that its subsidiary AMCo recently launched the first generic Leuprorelin in the UK. Leuprorelin, marketed under the brand name Lutrate®, is used to treat prostate cancer.

The launch, one of Concordia’s 60 anticipated product launches over the next three years, demonstrates the geographic reach of Concordia’s new international business platform.

First in Class Compliance Award for AMCo

Concordia also announced today that AMCo has become the first pharmaceutical company in the world to be certified by the UK’s National Standards Body, the British Standards Institution (BSI), as having a robust and comprehensive compliance, ethics and anti-bribery management system (BSI 10500 certification).

The British Standards Institution introduced BSI 10500 in order to encourage companies to develop comprehensive systems of managing such risks in their international operations.

AMCo operates in more than 100 countries across the world and has a strong focus on ethics and compliance.

About Concordia

Concordia is a diverse, international pharmaceutical company focused on legacy pharmaceutical products and orphan drugs. The Company has an international footprint with sales in more than 100 countries, and has a diversified portfolio of more than 200 established off-patent molecules. Concordia also markets orphan drugs through its Orphan Drug Division, currently consisting of Photofrin® for the treatment of certain rare forms of cancer, which is currently undergoing testing for potential new indications.

Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; Roanoke, Virginia; London, England; Mumbai, India; and Chicago, Illinois.

Notice regarding forward-looking statements and information:

This press release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, the ability of Concordia’s executive management team to maximize international opportunities, new product launches, the integration of Concordia and AMCo, Concordia’s international reach, and the expansion into new indications for Concordia’s existing and/or future products and other factors. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to Concordia’s securities, increased indebtedness and leverage, the inability to repay debt and/or satisfy future obligations (including, without limitation, earn out obligations), risks associated with Concordia’s outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with the use of Concordia’s products, the pharmaceutical industry and the regulation thereof, regulatory investigations, the failure to comply with applicable laws, possible failure to realize the anticipated benefits of acquisitions and/or product launches, risks associated with the licensing of products, risks associated with the integration of assets and businesses into Concordia’s business, the failure to obtain regulatory approvals, economic factors, market conditions, risks associated with the acquisition and/or launch of pharmaceutical products, the equity and debt markets generally, risks associated with growth and competition, general economic and stock market conditions, risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.

For more information please contact:

Adam Peeler

Concordia Healthcare Corp.

905-842-5150 x 250

apeeler@concordiarx.com